SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

Fairmont Hotels & Resorts Inc.

(Translation of Registrant’s Name Into English)

Canadian Pacific Tower, Ste 1600, 100 Wellington Street W., Toronto, Ontario M5K 1B7, Canada
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [ ]	Form 40-F [X]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

     This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No.333-13960.

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Exhibits Index appears on Page 3

SIGNATURES
EXHIBITS INDEX
Press Release dated December 9, 2002
Press Release dated December 9, 2002

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRMONT HOTELS & RESORTS INC. (Registrant)

Date: December 10, 2002	By: /s/ Terence P. Badour

Name: Terence P. Badour Title: Sr. Vice President, General Counsel and Secretary

Exhibits Index

     The following is a list of Exhibits included as part of this Report on Form 6-K.

Exhibit No.	Description of Exhibits

99.1	Fairmont Hotels & Resorts Inc. Announces Extension of Its Small Shareholders Selling Program

99.2	Fairmont Hotels & Resorts Inc. Increases Dividend

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